Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust conference call and webcast announcement

     CALGARY, Feb. 20 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") is scheduled to release its fourth quarter and year-end financial and operating results including summary reserves for 2007 on
Thursday, February 21, 2008 after market closing. Following the release of its financial results, Penn West will conduct a conference call as outlined below:

     <<
     Date:    Friday, February 22, 2008

     Time:    9:00 a.m. M.S.T.

     Call:    800-731-5774 Toll Free North America
              416-644-3419 Toronto Area

     Replay:  877-289-8525, passcode 21261574 followed by the pound key
              416-640-1917, passcode 21261574 followed by the pound key
              (recording available to March 2, 2008)

     Webcast:
     http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2154680
     >>

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8; Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 19:51e 20-FEB-08